UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 17, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
DR JAMES MOTLATSI RETIRES AS A NON-EXECUTIVE DIRECTOR
FROM THE BOARD OF ANGLOGOLD ASHANTI

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

17 February 2011

DR JAMES MOTLATSI RETIRES AS A NON-EXECUTIVE DIRECTOR FROM THE BOARD OF ANGLOGOLD
ASHANTI

AngloGold Ashanti announces the retirement of Dr James Motlatsi (59) from its board with effect from
17 February 2011.

Commenting on the announcement, the chairman of the board, Mr Tito Mboweni said, “James Motlatsi was appointed to the board when AngloGold Ashanti was formed in 1998 and as Deputy Chairman in
2002, and has provided invaluable guidance and support to the deliberations of the board and the work of AngloGold Ashanti as a whole. His retirement allows him the opportunity to pursue new interests. On behalf of the board and management, we extend our thanks and best wishes to James
Motlatsi for the future”.

Says CEO Mark Cutifani: “I have greatly appreciated James Motlatsi’s deep understanding of South
Africa and our mining industry and his sage advice on many issues since I joined AngloGold Ashanti.
He has provided both continuity and critical leadership during these changing times and has served all
AngloGold Ashanti stakeholders with great distinction. We wish him all the very best for the future”.
Johannesburg

JSE Sponsor : UBS Limited

Contacts
Tel: E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +27 (0) 82 330 9628 / +1 64 633 84337
sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold
Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and
as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under
the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 17, 2011
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary